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EXHIBIT 12

WESTFIELD AMERICA, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(Amounts In Thousands, Except Ratios)

	Three Months Ended March 31,
	2001	2000
		(restated)
Income before income taxes	$9,364	$12,419
Add: Minority interest in consolidated real estate affiliates	2,093	803
Equity in income of unconsolidated real estate affiliates	(3,758)	(1,643)
Distributions from unconsolidated real estate affiliates	7,808	3,462
Interest expense	47,975	45,432

Total earnings available to cover fixed charges	$63,482	$60,473

Total fixed charges-interest expensed and capitalized	$50,289	$46,146
Total preferred stock dividends	10,529	10,510

Total combined fixed charges and preferred stock dividends	$60,818	$56,656

Ratio of earnings to fixed charges	1.26x	1.31x

Ratio of earnings to fixed charges and preferred stock dividends	1.04x	1.07x

Supplemental Disclosure of Ratio of Funds from Operations to Fixed Charges:
Funds From Operations ("FFO")	$47,683	$44,702
Interest expense	47,975	45,432

Adjusted FFO available to cover fixed charges	$95,658	$90,134

Total fixed charges—interest expensed and capitalized	$50,289	$46,146
Total preferred stock dividends	10,529	10,510

Total combined fixed charges and preferred stock dividends	$60,818	$56,656

Ratio of FFO to fixed charges	1.90x	1.95x

Ratio of FFO to fixed charges and preferred stock dividends	1.57x	1.59x

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WESTFIELD AMERICA, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (Amounts In Thousands, Except Ratios)